                   [LETTERHEAD OF ROPES & GRAY APPEARS HERE]

                                                                       EXHIBIT 5
                                 July 18, 1995



Genome Therapeutics Corp.
100 Beaver Street
Waltham, Massachusetts  02154

Gentlemen:

     You have asked our opinion regarding certain matters relating to 1,850,000 shares of Common Stock, par value $.10 per share (the "Additional Shares"), of Genome Therapeutics Corp. (the "Company") issuable upon the exercise of options granted in accordance with the terms of certain stock option agreements (the "Agreements") between the Company and the respective holders. You have informed us that the Additional Shares issuable upon the exercise of options granted under the Agreement may be authorized but unissued shares or shares held from time to time in your treasury.

     We have acted as counsel for the Company in connection with the preparation of the Registration Statement on Form S-8 which is being filed with the Securities and Exchange Commission contemporaneously herewith, and we have examined:

     a. the Restated Articles of Organization of the Company, as amended to date;

     b.  the By-laws of the Company, as amended to date;

     c.  a copy of the Registration Statement referred to above;

     d. the votes of the Board of Directors and the stockholders of the Company approving and adopting the Agreements;

     e.  copies of the Agreements; and

     f. such other documents and records as we deem necessary for purposes of this opinion.

Genome Therapeutics Corp.             -2-                          June 16, 1995


     We have assumed that the Additional Shares to be issued upon the exercise of options granted under the Agreements will be issued only against payment therefor as provided in the Agreements and that the purchase price for such shares will not be less than the par value per share of the Company's Common Stock. We have also assumed that the issuance of any such shares will not result in the issuance by the Company of more than its authorized shares of Common Stock.

     Based upon and subject to the foregoing, we are of the opinion that:


     1. The Company is a duly organized and validly existing corporation under the laws of The Commonwealth of Massachusetts.

     2. The Additional Shares, when issued and paid for upon the exercise of options, pursuant to the terms and conditions of the Agreements, will be validly issued and will be fully paid and nonassessable.

     In connection with any issue and sale of the Additional Shares, steps should be taken to effect compliance with all applicable laws, rules and regulations of governmental authorities regulating sales and offerings of securities.

     We understand that this opinion is to be used in connection with the Registration Statement which is to be filed under the Securities Act of 1933 contemporaneously herewith. We consent to the filing of this opinion with and as a part of said Registration Statement and to the use of our name therein.

                                       Very truly yours,


                                       /S/ ROPES & GRAY
                                       Ropes & Gray